

May 8, 2014

Via E-mail
Mr. Ralph A. Pitts, Esq.
General Counsel and Corporate Secretary
Belk, Inc.
2801 West Tyvola Road
Charlotte, NC 28217-4500

>   **Re: Belk, Inc.**
>   **Amendment No. 1 to Schedule TO-I/13E-3**
>   **Filed May 7, 2014**
>   **File No. 005-54017**

Dear Mr. Pitts:

We have reviewed your filing and have the following comments.

<u>Do Belk insiders have any material interest in the transaction?, page vi</u>

1.   We note your response to prior comment 1. Please confirm that inquiry was made as to whether or not any executive officer or director currently intends to tender securities owned or held by that person, within a reasonable period of time prior to filing. The response indicates that the inquiry was made a month prior to filing.

<u>Assumptions, page 16</u>

2.   We note the response to prior comment 7. The response does not address the "pro forma statements or adjustments" and "budgets" that were provided to Willamette. Please direct us to where those figures have been disclosed. Furthermore, we believe that the projections, "pro forma statements or adjustments" and "budgets" are material to security holders. These figures appear to form the basis of one of the primary analyses performed by the board of directors in authorizing the transaction and evaluating its fairness to unaffiliated security holders as required by Item 1014(a) of Regulation M-A. Please disseminate this material to holders of the Class B common stock. See Rule 13e-3(f)(2).

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Laura O. Hewett, Esq.
        King & Spalding